Exhibit 99.2

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands with a
corporate seat in Amsterdam
The liability of members is limited
Dutch Registration Number: 34106455

15 May 2008	Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5239
Fax (02) 8274 5218
The Manager
Company Announcements Office	GPO Box 3935
Australian Stock Exchange Limited	Sydney NSW 2001 Australia
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
James Hardie will conduct a management briefing on its 4th Quarter and Full Year FY08 Results on Thursday, 22 May 2008.
A physical briefing for analyst/investors and media will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, Sydney at 11.00am. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:

Local:	02 8113 1400
International:	+61 2 8113 1400
Confirmation code for the teleconference is: 9862738
URL:	http://www.ir.jameshardie.com.au/jh/results_fy_2008.jsp
Yours faithfully
Steve Ashe
Vice-President, Investor Relations